Exhibit 99.2

ACCURAY CONTACTS:	TOMOTHERAPY CONTACTS:

Investors:
Thomas Rathjen	Thomas E. Powell
Vice President, Investor Relations	Chief Financial Officer
Office: 408.789.4458	Office: 608.824.2800
trathjen@accuray.com	tpowell@tomotherapy.com

Media:
Stephanie Tomei	Kevin O’Malley
Director, Corporate Communications	Director, Corporate Communications
Office: +1.408.789.4234	Office: 608.824.2800
Cell: +1.408.234.1279	komalley@tomotherapy.com
stomei@accuray.com

ACCURAY TO ACQUIRE TOMOTHERAPY

FOR APPROXIMATELY $277 MILLION IN CASH AND STOCK

Combination of Two Best-in-Class Technologies Creates the Premier Radiation Oncology Company

Acquisition Expected to be Accretive to Accuray’s FY2013 Earnings

Sunnyvale, CA and Madison, WI — March 7, 2011 — Accuray (Nasdaq: ARAY), a global leader in the field of radiosurgery, and TomoTherapy Incorporated (Nasdaq: TOMO), creator of advanced radiation therapy solutions for cancer care, today announced that they have signed a definitive agreement under which Accuray will acquire TomoTherapy for $4.80 per share in cash and stock, or a total of approximately $277 million.

The transaction combines the best-in-class technologies from two high-growth companies to create the premier radiation oncology company.  The companies currently serve complementary patient populations that are treated by the same medical specialty.  The combined company will offer advanced patient-focused technologies for the treatment of cancer and other diseases, ranging from high-precision radiosurgery for early-stage and localized disease to image-guided, intensity-modulated radiation therapy for more advanced disease sites throughout the body.

The combined company will have an installed base of more than 550 units in 32 countries, and more than 1,100 employees, with a global sales presence and the scale to provide excellent customer service.  The combined revenue of the two companies in calendar year 2010 exceeded $400 million, 30 percent of which was generated from service of the installed base.

“The transaction strengthens Accuray’s position as the leading innovator in the field of radiation oncology and will enhance our growth strategy,” said Euan S. Thomson, Ph.D., president and chief executive officer of Accuray.  “This acquisition will create a company that can provide patients with radiation treatments tailored to their specific needs, from high-precision radiosurgery to image-guided, intensity-modulated radiation therapy.  This transformational transaction significantly increases our global market presence, creates financial benefits from operating efficiencies and overhead reductions, and creates exciting new revenue opportunities for us.  The combined company will also have greater scale to invest in the R&D that will keep it on the leading edge of innovation, offering new hope for cancer patients worldwide. We look forward to working together with TomoTherapy towards realizing the full benefits of this combination for shareholders, patients, customers, and employees of both companies.”

“This is an exciting opportunity for TomoTherapy to combine its best-in-class radiation therapy products with Accuray’s gold-standard radiosurgery products to improve treatment for cancer patients worldwide,” said Frederick A. Robertson, M.D., president and chief executive officer of TomoTherapy.  “Both companies share the same passion for innovation, patient care and comfort, and this combination creates a single, strong organization that will be better positioned for success. This transaction offers attractive value for our shareholders, greater career opportunities for our employees and hope for breakthrough new treatments for our patients. Our two teams are committed to working together towards a smooth transition and integration.”

Under the terms of the transaction, TomoTherapy shareholders will receive $3.15 in cash and 0.1648 shares of Accuray common stock per share of TomoTherapy common stock.  Based on the closing price of Accuray’s common stock on March 4, 2011, the stock component of the consideration is valued at $1.65 per share.  The acquisition price represents a premium of 30.8% percent above the closing price of TomoTherapy’s shares on March 4, 2011. The transaction, which has been approved by the boards of directors of both companies, is expected to close in the second quarter or the beginning of the third quarter of calendar 2011, subject to customary closing conditions, TomoTherapy shareholder approval and regulatory approvals. The acquisition is expected to be accretive to Accuray earnings per share in its fiscal year beginning July 1, 2012.

Accuray recognizes that Madison, Wisconsin, TomoTherapy’s operating and corporate headquarters, is an important center for medical excellence and innovation, and Accuray is committed to maintaining a strong presence in the area.

UBS Investment Bank served as Accuray’s financial advisor on the transaction, and Gibson, Dunn & Crutcher LLP served as its legal counsel.  BofA Merrill Lynch served as financial advisor to TomoTherapy. Sidley Austin LLP served as TomoTherapy’s legal counsel.

The companies have created a new website, www.AccurayTomoTherapy.com, with information regarding this transaction for customers, patients, shareholders and other important stakeholders.  The companies will update this website periodically with new information to keep its stakeholders informed.

Conference Call Open to Investors

Accuray and TomoTherapy will hold a conference call for financial analysts and investors on Monday, March 7, 2011 at 5:00 a.m. PT / 8:00 a.m. ET.  The conference call dial-in numbers are 1-800-510-0146 (USA) or 1-617-614-3449 (International), Password:  24970439.  A live webcast of the call will also be available from the Investor Relations sections at www.Accuray.com and www.TomoTherapy.com.  In addition, a recording of the call will be available by calling 1-888-286-8010 (USA) or 1-617-801-6888 (International), Password: 58638538, beginning at 8:00 a.m. PT / 11:00 a.m. ET, March 7, 2011 and will be available through May 14, 2011.  A webcast replay will also be available from the Investor Relations sections of www.Accuray.com and www.TomoTherapy.com beginning at 8:00 a.m. PT / 11:00 a.m. ET, March 7, 2011 and will be available through May 14, 2011.

About the CyberKnife® Robotic Radiosurgery System

The CyberKnife Robotic Radiosurgery System is the world’s only robotic radiosurgery system designed to treat tumors anywhere in the body non-invasively. Using continual image guidance technology and computer controlled robotic mobility, the CyberKnife System automatically tracks, detects and corrects for tumor and patient movement in real-time throughout the treatment. This enables the CyberKnife System to deliver high-dose radiation with pinpoint precision, which minimizes damage to surrounding healthy tissue and eliminates the need for invasive head or body stabilization frames.

About Accuray

Accuray Incorporated (Nasdaq: ARAY), based in Sunnyvale, Calif., is a global leader in the field of radiosurgery dedicated to providing an improved quality of life and a non-surgical treatment option for those diagnosed with cancer. Accuray develops and markets the CyberKnife Robotic Radiosurgery System, which extends the benefits of radiosurgery to include extracranial tumors, including those in the spine, lung, prostate, liver and pancreas. To date, the CyberKnife System has been used to treat more than 100,000 patients worldwide and currently more than 222 systems have been installed in leading hospitals in the Americas, Europe and Asia. For more information, please visit www.accuray.com.

About TomoTherapy

TomoTherapy Incorporated develops, markets and sells advanced radiation therapy solutions that can be used to treat a wide variety of cancers, from the most common to the most complex. The ring gantry-based TomoTherapy® platform combines integrated CT imaging with conformal radiation therapy to deliver sophisticated radiation treatments with speed and precision while reducing radiation exposure to surrounding healthy tissue. TomoTherapy’s suite of solutions include its Hi·Art® treatment system, which has been used to deliver more than three million CT-guided, helical intensity-modulated radiation therapy (IMRT) treatment fractions; the TomoHD™ treatment system, designed to enable cancer centers to treat a broader patient population with a single device; and the TomoMobile™ relocatable radiation therapy solution, designed to improve access and availability of state-of-the-art cancer care. TomoTherapy’s stock is traded on the NASDAQ Global Select Market under the symbol TOMO. To learn more about TomoTherapy, please visit TomoTherapy.com.

Safe Harbor Statement

The foregoing may contain certain forward-looking statements that involve risks and uncertainties, including uncertainties associated with the medical device industry and the transaction between Accuray and TomoTherapy.  Except for the historical information contained herein, the matters set forth in this press release, including the expected structure and timetable for the transaction between Accuray and TomoTherapy, the transaction’s anticipated strategic and financial benefits, financial prospects and guidance, expectations regarding Accuray’s and TomoTherapy’s ongoing operations, employees, sales, product development and commercialization, synergies and economies of scale following the transaction, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements speak only as of the date the statements are made and are based on information available at the time those statements are made and/or managements’ good faith belief as of that time with respect to future events.  You should not put undue reliance on any forward-looking statements.  Important factors that could cause actual performance and results to differ materially from the forward-looking statements we make include:  the satisfaction of closing conditions for the transaction between Accuray and TomoTherapy, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act; market conditions; the effect of the announcement of the transaction on Accuray’s and TomoTherapy’s respective businesses; the impact of any failure to complete the transaction; the risk that Accuray and TomoTherapy will not realize the anticipated benefits of the transaction; the potential inability to successfully operate or integrate TomoTherapy’s business; general industry and economic conditions; and other factors beyond the companies’ control and the risk factors and other cautionary statements described in Accuray’s and TomoTherapy’s filings with the SEC.  Please refer to the Risk Factors section of Accuray’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2010, and the Risk Factors set forth in TomoTherapy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, for a further list and description of additional business risks, uncertainties, and other factors that may affect these statements.  Neither Accuray nor TomoTherapy intends to update these statements and undertakes no duty to any person to provide any such update under any circumstance.

Important Additional Information

Neither Accuray nor TomoTherapy is asking for your vote or soliciting proxies in connection with the transaction at this time.  This press release is for informational purposes only and does not constitute an offer to sell, or the solicitation of an offer to purchase, shares of common stock of Accuray, nor does it constitute an offer to purchase, or a solicitation of an offer to sell, shares of common stock of TomoTherapy.  This press release is not a substitute for the proxy statement that TomoTherapy will file, or the registration statement that Accuray will file, with the Securities and Exchange Commission in connection with the transaction.  BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE TRANSACTION, INVESTORS AND SHAREHOLDERS OF TOMOTHERAPY ARE URGED TO READ THE PROXY STATEMENT, REGISTRATION STATEMENT AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. The final proxy statement will be mailed to TomoTherapy shareholders.  The proxy statement, registration statement and other relevant materials (when they become available), and any other documents filed by TomoTherapy or Accuray with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov; by contacting Accuray’s Investor Relations Department by email at trathjen@accuray.com, by phone at 408.789.4458 or by mail at 1310 Chesapeake Terrace, Sunnyvale, CA 94089, USA; or  by contacting TomoTherapy’s Investor Relations Department by email at tpowell@tomotherapy.com by phone at 608.824.2800 or by mail at 1240 Deming Way, Madison, WI 53717-1954 USA.

Participants in the Solicitation

TomoTherapy and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding TomoTherapy’s directors and executive officers is available in TomoTherapy’s proxy statement for its 2010 annual meeting of shareholders and TomoTherapy’s Annual Report on Form 10-K for the year ended December 31, 2010, which were filed with the SEC on March 22, 2010 and March 3, 2011, respectively.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials to be filed with the SEC when they become available.

# # #